Exhibit 99.2

HAFNIA LIMITED: Mandatory notification of trade by close associate of primary insider

Singapore, 6 March 2025

BW Group Limited (“BW Group”), the largest shareholder of Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) and a close associate of a primary insider in the Company, has on 5 March 2025 purchased 1,349,999 shares in the Company at an average price of NOK 47.4489 per share on Oslo Børs. Further, on 5 March 2025 BW Group has purchased 952,001 shares in the Company at an average price of USD 4.3305 per share on the New York Stock Exchange.

Please see the attached notification forms for further details.

This information is subject to the disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL
RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	BW Group Limited
2	Reason for the notification
a)	Position/status	The transaction is undertaken by a closely associated enterprise (legal person) to the PDMR, Andreas Sohmen-Pao, Chairman of the Board of Directors in Hafnia Limited
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Shares in Hafnia Limited, listed on Oslo Stock Exchange (ISIN: SGXZ53070850)
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	47.4489	1,349,999

d)	Aggregated information - Aggregated volume - Aggregated price	1,349,999 shares NOK 64,055,956.96
e)	Date of the transaction	2025-03-05
f)	Place of the transaction	XOSL – Oslo Børs

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL
RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

5	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	BW Group Limited
6	Reason for the notification
a)	Position/status	The transaction is undertaken by a closely associated enterprise (legal person) to the PDMR, Andreas Sohmen-Pao, Chairman of the Board of Directors in Hafnia Limited
b)	Initial notification /Amendment	Initial notification
7	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
8	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Shares in Hafnia Limited, listed on the New York Stock Exchange (CUSIP: Y2990R101)
	Identification code	CUSIP: Y2990R101
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		USD	4.3305	952,001

d)	Aggregated information - Aggregated volume - Aggregated price	952,001 shares USD 4,122,656.19
e)	Date of the transaction	2025-03-05
f)	Place of the transaction	NYSE - New York Stock Exchange